KKR Acquisition Holdings I Corp.
30 Hudson Yards, Suite 7500
New York, NY 10001
March 15, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ruairi Regan
     Mary Beth Breslin

Re:	KKR Acquisition Holdings I Corp. Registration Statement on Form S-1 File No. 333-252741

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KKR Acquisition Holdings I Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 16, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Paul Tropp, of Ropes & Gray LLP, counsel to the Company, at (212) 596-9515, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
/s/ Glenn Murphy
Glenn Murphy
Executive Chairman and Chief Executive Officer